EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Response to allegations in respect of Telkom's shareholders register - recent business day reports

Subsequent to the recent reports in the Business Day of 21 and 22 November 2005 about the alleged non-existence of the Telkom register of members, Telkom response to these allegations is as follows:

The Companies Act, 61 of 1973 prescribes that a register of members be kept but it is not peremptory that the register be kept in hard copy or bound book form. Provision is made for sub-registers to be kept . This provision has clearly been inserted to meet the demands of a listed company.

From the above it follows that a company, such as Telkom, may:

•	Have more than one document constituting in the aggregate the register;
•	Maintain a register consisting of more than one form (i.e. a hard copy and / or the other means provided for)

In practice, Telkom has adopted the following procedure:

•

Computershare, who acts as the transfer secretary on behalf of Telkom, maintains a register on behalf of Telkom, in electronic format, reflecting the particulars of the Class A and Class B shareholders, certificated and beneficial holders held in Computershare's CSDP as well as Telkom's shares dematerialised through STRATE and held in other CSDP's. This register is available for inspection.

•	The dematerialised shares are administered by STRATE.
•	Once a month Telkom receives an electronic report from STRATE and from Computershare, which maintains the register of members. This information is also available to Telkom on CD format.

The Register of Members (electronic format) is open for inspection free of charge for any member or his duly authorised agent, and upon payment of R10.00 for any other person.

Johannesburg

23 November 2005